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                      SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549

                                  FORM 12b-25

                                        Commission File Number
                                             1-5530

                       NOTIFICATION OF LATE FILING


   (Check One):   X  Form 10-K   ____ Form 20-K    ___ Form 11-K
                 ___
                 ___ Form 10-Q   ____ Form N-SAR


                     For Period Ended: DECEMBER 31, 1993

                     _____Transition Report on Form 10-K
                     _____Transition Report on Form 20-F
                     _____Transition Report on Form 11-K
                     _____Transition Report on Form 10-Q
                     _____Transition Report on Form N-SAR

                     For The Transition Period Ended:________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    (not applicable)
_________________________________________________________________


                                    PART I
                            REGISTRANT INFORMATION


Full Name of Registrant:      ALLIED PRODUCTS CORPORATION


Former Name:                  Not Applicable


Address of Principal Executive Office:

                              10 South Riverside Plaza
                              Suite 1600
                              Chicago, Illinois 60606




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                                  PART II
                           RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25B, the following should be completed (Check box if appropriate):

     X    (a)  The reasons described in reasonable detail in Part III of
    ___ this form could not be eliminated without unreasonable effort or expenses;

     X    (b)  The subject annual report, semi-annual report, transition
    ___ report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    ___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 30, 1993 Allied Products Corporation (the "Company") sold the assets of its White-New Idea division which was the last of a series of five divestitures or liquidations of operating units to occur in 1993. In addition, a letter of intent for the sale of the Company's Cooper division was executed in the first quarter of 1994. As a result of these transactions, it is necessary to restate the Company's previously issued financial statements to reflect the operating results from the six divisions, as well as a pro rata allocation of interest expense, financing costs and certain administrative expenses as discontinued operations. Despite the Company's efforts to complete the above described restatement, work necessary to restate the Company's results of operations cannot be completed within the prescribed time period.







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                                   PART IV
                              OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:


     KENNETH B. LIGHT          (312)           454-1020
     ----------------        ----------        ---------
         (Name)              Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
      filed?  If answer is no, identify report(s).           X  Yes       No
                                                            ---        ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                              X  Yes       No
                                                             ---        ---
Income from continuing operations for the year ended December 31, 1993 is $5,951,000 compared to income from continuing operations of $1,774,000 for the year ended December 31, 1992. Net income for the year ended December 31, 1993 is $15,284,000 compared to a net loss of $24,954,000 reported in the year ended December 31, 1992.


                     ALLIED PRODUCTS CORPORATION

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: March 30, 1994             By  /s/
                                     _____________________
                                     Kenneth B. Light
                                     Executive Vice President


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